SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

APOGENT TECHNOLOGIES INC.

(Name of Subject Company (issuer) and Filing Person (offeror))

Common Stock, par value $0.01 per share, and associated Preferred Stock Purchase Rights

(Title of Class of Securities)

03760A10-1

(CUSIP Number of Class of Securities)

Michael K. Bresson

Executive Vice President — General Counsel and Secretary

Apogent Technologies Inc.

30 Penhallow Street

Portsmouth, New Hampshire 03801

(603) 433-6131

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Bruce C. Davidson

Joseph D. Masterson

Quarles & Brady LLP

411 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 277-5000

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
$262,500,000	$21,236.25

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 15,000,000 shares of common stock at the maximum tender offer price of $17.50 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2)and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,236.25	Filing Party: Apogent Technologies Inc.
Form or Registration No.: 005-42548	Date Filed: April 23, 2003

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the tender offer by Apogent Technologies Inc., a Wisconsin corporation, to purchase up to 15,000,000 shares of its common stock, $0.01 par value per share (including associated preferred stock purchase rights), or such lesser number of shares as is properly tendered at a purchase price not greater than $17.50 or less than $15.00 per share. The offer is made on the terms and subject to the conditions set forth in the offer to purchase, dated April 23, 2003, and in the related letter of transmittal, which, as amended or supplemented from time to time in accordance with applicable legal requirements (including as amended or supplemented hereby) together constitute the offer.

This Amendment No. 1 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4.    Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

When Apogent determines the purchase price pursuant to the offer, it will promptly make a public announcement including the purchase price that will be disseminated promptly to shareholders in a manner reasonably designated to inform them of that information. Apogent will promptly pay for tendered shares that it accepts for payment following expiration of the offer and hereby amends the first sentence of the fourth paragraph of Item 5, “Purchase of Shares and Payment of Purchase Price,” by deleting the words “as soon as practicable” and replacing them with the word “promptly”.

If Apogent waives any of the enumerated conditions, it must waive that condition as it relates to all shareholders. With respect to all conditions, including those subject to Apogent’s judgments or determinations, Apogent’s judgments and determinations with respect to the application of the conditions will be subject to a standard of reasonableness. All references in Item 7, “Conditions of the Offer,” to Apogent’s “sole” judgment, including references in subparagraphs (a), (b)(4) and (5), and (d), are hereby amended to refer to Apogent’s “reasonable” judgment.

Apogent hereby irrevocably waives the conditions described in subparagraphs (a)(4) and (a)(5) of Item 7 of the offer to purchase.

With respect to the condition described in subparagraph (b)(5) of Item 7 of the offer to purchase, the condition is hereby modified to require that the described decrease or change must be material.

Apogent hereby modifies the condition described in subparagraph (d) of Item 7 of the offer to purchase so that it reads in its entirety as follows:

(d)  Any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of Apogent or its subsidiaries that are material and adverse to Apogent.

Apogent hereby amends the first and last paragraphs of Item 7 to delete the parenthetical references to any action, inaction or omission by us, and to exclude acts or omissions by Apogent as a possible reason for the assertion of a condition.

All conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. This change amends the provisions in the last paragraph of Item 7 regarding making waivers at any time and from time to time.

Representations in the letter of transmittal that the shareholder “understands” certain terms of the tender offer and that the shareholder has “read” the terms of the offer will not constitute an estoppel or a waiver of any rights that the shareholder would otherwise have in the absence of those representations. Those representations are hereby removed from the letter of transmittal.

Item 7.    Source of Funds.

Apogent has no specific plans or arrangements to finance or repay the New Notes and the credit facility.

Item 11.    Additional Information.

We hereby delete any incorporation by reference of future filings by Apogent with the SEC. If the information provided to shareholders in the offer to purchase materially changes, Apogent is under an obligation to amend the Schedule TO to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change.

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(1)(b)	Letter of Transmittal (corrected)

(a)(1)(c)	Notice of Guaranteed Delivery (corrected)

(b)(2)	Amendment to Apogent Senior Credit Facilities

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APOGENT TECHNOLOGIES INC.

By	/S/ MICHAEL K. BRESSON

Michael K. Bresson Executive Vice President — General Counsel and Secretary

Dated: May 9, 2003.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(b)	Letter of Transmittal (corrected)

(a)(1)(c)	Notice of Guaranteed Delivery (corrected)

(b)(2)	Amendment to Apogent Senior Credit Facilities

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